NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

InNexus Biotechnology Appoints Chief Scientific Officer

British Columbia, Canada–February 13, 2007 - InNexus Biotechnology Inc. (TSX Venture: IXS, OTCBB: IXSBF), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking technology has appointed Dr. Heinz Kohler, Chief Scientific Officer.

Dr. Kohler pioneered the development of Dynamic Cross Linking technology and has been with InNexus since its inception.  Dr. Kohler holds both a MD and Ph.D. and has long-standing experience in the development of antibodies, documented in over 200 peer-reviewed publications. He is listed as Inventor on numerous patents, including the primary patents for InNexus' Dynamic Cross Linking technology. He was instrumental in the start-up of numerous companies including IDEC Pharmaceuticals, as Director of Research.  Prior to his appointment, he served as InNexus’ VP of Research and has been a Professor at the University of Chicago, the University of SUNY at Buffalo and the University of California San Diego, and Director of Molecular Immunology at the Roswell Park Cancer Center.

InNexus President and CEO, Jeff Morhet said, “We are all very excited to have the inventor and developer of Dynamic Cross Linking technology leading our company’s scientific efforts.”  Dr. Kohler replaces Charles Morgan in the role of CSO, who will be taking a less active role in the Company in order to pursue other interests.  In conjunction with stepping down from the role of CSO, Morgan has also resigned as a Director of the Company, but will continue in the role of special consultant and scientific advisor to the Company.  InNexus wishes to acknowledge Morgan’s years of service and contributions to the Company as a director, officer and early shareholder and looks forward to his continued support and contributions.

About InNexus
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking technology (DXL™) improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.innexusbiotech.com.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.
  “Jeff Morhet”
Jeff Morhet

President & CEO

To contact us: Telephone:  480-862-7500 / investor@innexusbiotech.com

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

Telephone: 604 696-3604 or Toll Free 1-888-271-0788